OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

MEADOW VALLEY CORPORATION
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
583185103
(CUSIP Number)
CD Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 803-5010
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copy to:
Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601
Attention: Peter H. Lieberman, Esq.
Telephone: (312) 456-8400
December 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 6 PAGES

CUSIP No.	583185103	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS CD Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0- (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,903 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

396,903 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

396,903

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% OF COMMON STOCK

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO
(1) Based on 5,133,971 shares of Common Stock of Meadow Valley Corporation outstanding on September 30, 2007, as reported in the Form 10-Q filed by the Issuer on November 8, 2007.

PAGE 2 OF 6 PAGES

CUSIP No.	583185103	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS John D. Ziegelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		396,903 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

396,903 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

396,903

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7% OF COMMON STOCK

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 5,133,971 shares of Common Stock of Meadow Valley Corporation outstanding on September 30, 2007, as reported in the Form 10-Q filed by the Issuer on November 8, 2007.

PAGE 3 OF 6 PAGES

SCHEDULE 13D/A
     CD Capital Management LLC, a Delaware limited liability company (‘‘CD Capital’’), John D. Ziegelman (‘‘Mr. Ziegelman’’, and collectively with CD Capital, the ‘‘Reporting Persons’’) are jointly filing this Amendment No. 5 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 8, 2007, Amendment No. 2 thereto filed with the Commission on October 24, 2007, Amendment No. 3 thereto filed with the Commission on October 24, 2007 and Amendment No. 4 thereto as filed with the Commission on November 6, 2007 (collectively, the “Schedule 13D”).
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:
     Schedule A to this Amendment No. 5 to the Schedule 13D reflects all transactions in securities of the Issuer that have been made since the filing of Amendment No. 4 to the Schedule 13D. All purchases and sales of Common Stock reflected on Schedule A to this Amendment No. 5 to the Schedule 13D were made in open market transactions, and in the case of purchases, with investment funds in accounts under management on behalf of CD Capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 5 to the Schedule 13D was approximately $362,459.50, which was expended entirely by CD Capital. These amounts are in addition to the amounts previously reported.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following information:
     On December 21, 2007, CD Capital sent a letter (the “Letter”) to the Special Committee of the Board of Directors of the Issuer (the “Special Committee”), in which CD Capital stated (i) certain views with respect to its dealings with the Special Committee and the Special Committee’s financial advisor, and indicated that CD Capital was prepared to enter into a mutually acceptable confidentiality agreement with the Issuer, (ii) its views with respect to the need for the Special Committee to clarify its mandate; and (iii) (a) its intention to nominate Mr. Ziegelman as a director candidate for election to the Issuer’s Board of Directors at the 2008 Annual Meeting of Stockholders (the “Annual Meeting”) of the Issuer and (b) its intention to submit a stockholder proposal, for consideration at the Annual Meeting, to amend the Issuer’s Amended and Restated Bylaws (the “Bylaws”) to allow stockholders to call a special meeting of stockholders, and to include such stockholder proposal in the Issuer’s proxy materials in connection with the Annual Meeting. A copy of the Letter is attached hereto as Exhibit 99.8 and incorporated by reference herein.
     CD Investment Partners, Ltd., CD Capital, Mr. Ziegelman, ZP II LP, and C3 Management Inc. (the “Participants”) may solicit proxies in support of Mr. Ziegelman’s nomination for election to the Issuer’s Board of Directors and in support of its stockholder proposal to amend the Bylaws at the Annual Meeting. In that event, the Participants intend to file a proxy statement with the Commission.

PAGE 4 OF 6 PAGES

THE PARTICIPANTS ADVISE ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WHEN AND IF AVAILABLE WITHOUT CHARGE UPON REQUEST. ANY SUCH PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE ON THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.
     The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to the Schedule 13D.
ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER
Item 5 is hereby amended to add the following information:
     As a result of the purchases and sales of shares of Common Stock as reflected on Schedule A to this Amendment No. 5, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons increased to 396,903, representing approximately 7.7% of the shares of Common Stock presently outstanding based upon the 5,133,971 shares of Common Stock reported by the Issuer to be outstanding as of September 30, 2007 in the Issuer’s Form 10-Q filed with the Commission on November 8, 2007.
     As a result of the transactions described in this Amendment No. 5 to the Schedule 13D, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

	Number of	Approximate
	Shares of	Percentage of
Name of Reporting Person	Common Stock	Outstanding Shares
| |
Mr. Ziegelman	396,903	7.7%
CD Capital	396,903	7.7%
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended to add the following:

Exhibit 99.8	Letter dated December 21, 2007 from CD Capital to the Special Committee of the Board of Directors of the Issuer.

PAGE 5 OF 6 PAGES

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: December 21, 2007

CD CAPITAL MANAGEMENT LLC
By:	ZP II LP, its Managing Member

By:	C3 Management Inc., its General Partner

BY: /s/ John D. Ziegelman

Name: John D. Ziegelman Title: President

/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

PAGE 6 OF 6 PAGES

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Persons since the filing of Amendment No. 4. All transactions were effectuated in the open market through a broker.
Purchase (Sale) of Shares effected by CD Capital for the account of CD Investment

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

11/6/2007	(200)	13.25	$2,648.85
11/7/2007	(200)	13.29	$2,656.85
11/13/2007	(200)	13.48	$2,694.85
11/16/2007	600	12.965	$7,782.30
11/20/2007	(700)	12.8156	$8,966.93
11/28/2007	1,900	12.7816	$24,295.49
11/30/2007	17,598	12.678	$223,204.23
12/12/2007	2,000	13.25	$26,511.00
12/13/2007	600	12.75	$7,653.30
12/18/2007	5,000	12.60	$63,027.50
12/20/2007	795	12.5606	$9,985.68
(1) Includes commissions but excludes other execution-related costs.

EXHIBIT INDEX

Exhibit 99.8	Letter dated December 21, 2007 from CD Capital to the Special Committee of the Board of Directors of the Issuer.